Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

APPROVAL OF QUALIFICATIONS OF DIRECTORS AND SUPERVISORS,

APPOINTMENT OF CHAIRMAN OF THE BOARD,

CHAIRPERSON OF THE SUPERVISORY COMMITTEE

AND MEMBERS OF THE BOARD COMMITTEES

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 10 July 2012.

The board of directors of the Company (the “Board”) is pleased to announce that on 24 July 2012, China Insurance Regulatory Commission approved the qualifications of Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Tang Jianbang as directors of the Company, and the qualifications of Mr. Shi Xiangming, Mr. Luo Zhongmin, Ms. Yang Cuilian and Mr. Li Xuejun as supervisors of the Company. The term of office of the above directors and supervisors commenced on 24 July 2012.

The Board further announces that at the first meeting of the fourth session of the Board and the first meeting of the fourth session of the supervisory committee of the Company (the “Supervisory Committee”) held on 25 July 2012, Mr. Yang Mingsheng was elected as the chairman of the Board and Ms. Xia Zhihua was elected as the chairperson of the Supervisory Committee respectively. The Board also appointed members of the four Board committees, namely the Audit Committee, the Risk Management Committee, the Nomination and Remuneration Committee and the Strategy and Investment Decision Committee, and resolved to dissolve the Budget, Execution and Assessment Committee. The members of each of the Board committees are as follows:

Audit Committee	Risk Management Committee
Mr. Bruce Douglas Moore (Chairman)	Mr. Anthony Francis Neoh (Chairman)
Mr. Sun Changji	Mr. Zhang Xiangxian
Mr. Tang Jianbang	Ms. Liu Yingqi

Nomination and Remuneration Committee	Strategy and Investment Decision Committee
Mr. Sun Changji (Chairman)	Mr. Tang Jianbang (Chairman)
Mr. Bruce Douglas Moore	Mr. Wan Feng
Mr. Miao Jianmin	Mr. Wang Sidong
Mr. Lin Dairen
Mr. Anthony Francis Neoh

Commission File Number 001-31914

By Order of the Board of China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 25 July 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong

Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang